

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

<u>Via E-mail</u>
Xin Lian
China GrenTech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

> **Re: China GrenTech Corporation Limited**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed March 5, 2012**
> **File No. 005-82439**

Dear Mr. Lian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Exhibit (a)-(1) Proxy Statement of the Company</u>

<u>Reasons for the Merge and Recommendation of the Independent Committee and Our Board of Directors, page 31</u>

1. We note the removal of your statement regarding "the independent committee's belief that it was unlikely that any transaction with a third party could be completed at this time

given the express intention of Mr. Yingjie Gao, Ms. Rong Yu and Ms. Yin Huang not to sell or offer to sell their respective Shares to any third party, Mr. Yingjie Gao's beneficial ownership of approximately 31.2% of the total outstanding Shares and Ms. Rong Yu's and Ms. Yin Huang's participation in the Buyer Group, which together, beneficially owns approximately 40.1% of the total outstanding Shares," made in response to comment 12 from our letter dated March 2, 2012. Please replace this deletion, adding it, for clarification purposes to the list of factors the independent committee and board of directors considered as a potentially negative factor concerning the merger agreement and the merger, as indicated by your current bulleted factor on same. This comment also applies to the Buyer Group fairness factors.

2. Further revise this list to indicate, if true, that while the members of the Buyer Group would have the power to vote for an alternative acquisition proposal upon the termination of the merger agreement, the likelihood of their choosing to do so is remote given their express intention not to sell their shares. Disclose that the ability to identify and pursue a superior proposal may not, therefore, represent a practical alternative, as evidenced by the Special Committee's December 23, 2011 determination that there "was no true 'market' for an alternative sale of the Company" and a market-sounding exercise would be "futile." Add similar mitigating language to each place where you note the ability to pursue an alternative transaction as an indication of fairness. In the alternative remove the disclosure. This comment also applies to the Buyer Group fairness factors.

3. Further, in the background section, disclose how Mr. Gao, Ms. Yu and Ms. Huang communicated their express intention not to sell their shares to a third party, whether by written or oral communication, or other, and to whom the statement was made or written communication delivered, in what form. Expand your disclosure to state whether or not there was any follow-up by any individual or group of the independent committee and board of directors, the nature of same, and response, if any, from Mr. Gao, Ms. Yu and Ms. Huang, separately or together.

Certain Financial Projections, page 43

Financial Projections, page 44

4. Your response to comment 14 from our letter dated March 2, 2012 indicates that the financial projections were revised on December 8, 2011 and January 6, 2012 to further break out certain liabilities on your balance sheet. We note, however, that the financial projections presented in the proxy on page 44 relate to net income statement line items. Please revise to provide the complete set of projections or tell us how the projections on page 44 are complete.

<u>Selected M&A Transactions Analysis, page 51</u>

5. We note your response to comment 17 from our letter dated March 2, 2012. Please further revise to clarify the statement "[n]o transactions that met this criteria were excluded." Specifically, disclose the respective ranges of the "size of the business combinations" and "the percentage of stakes acquired" used to formulate the pool of companies deemed relevant.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, David Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail to</u>
        Kendra Jhu, Esq.
        Ropes & Gray LLP